Exhibit 99.1

YY Inc. ANNOUNCES PROPOSED OFFERING OF US$850 MILLION CONVERTIBLE SENIOR NOTES

GUANGZHOU, CHINA – June 18, 2019: YY Inc. (Nasdaq: YY) (“YY” or the “Company”), a leading global social media platform, today announced the proposed offering (the “Notes Offering”) of US$425 million in aggregate principal amount of convertible senior notes due 2025 (the “2025 Notes”) and US$425 million in aggregate principal amount of convertible senior notes due 2026 (the “2026 Notes,” and, together with the 2025 Notes, the “Notes”), subject to market and other conditions. The Company intends to grant the initial purchasers in the Notes Offering a 13-day option to purchase up to an additional US$75 million in aggregate principal amount of the 2025 Notes and US$75 million in aggregate principal amount of the 2026 Notes. The Company plans to use part of the net proceeds from the Notes Offering to pay the costs of the capped call transactions described below, and use the remainder of the proceeds for (i) global expansion-related initiatives, including infrastructure investment, personnel recruiting, sales and marketing and other efforts aimed at acquiring and servicing global users, (ii) video-based content offering expansion and enrichment, (iii) technology enhancement, and (iv) working capital and other general corporate purposes.

The Notes will be senior, unsecured obligations of YY. The 2025 Notes will mature on June 15, 2025 and the 2026 Notes will mature on June 15, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on June 15, 2023, in the case of the 2025 Notes, and June 15, 2024, in the case of the 2026 Notes, or in the event of certain fundamental changes.

Prior to December 15, 2024, in the case of the 2025 Notes, or December 15, 2025, in the case of the 2026 Notes, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their Notes at their option at any time on or after December 15, 2024, in the case of the 2025 Notes, or December 15, 2025, in the case of the 2026 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, the Company’s American Depositary Shares (“ADSs”), each currently representing twenty Class A common shares of the Company, or a combination of cash and ADSs, at the Company’s election. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes.

The Notes will be offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A common shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

In connection with the Notes Offering, the Company intends to enter into capped call transactions relating to each series of the Notes with one or more of the initial purchasers and/or their respective affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to existing holders of the Class A common shares and ADSs of the Company upon conversion of the relevant Notes and/or offset any cash payments that the Company is required to make in excess of the principal amount of the converted Notes, as the case may be, with such reduction and/or offset subject to a cap. If the initial purchasers exercise their option to purchase additional Notes, the Company expects to enter into additional capped call transactions with the Option Counterparties with respect to the relevant series of the Notes as to which the option was exercised. The Option Counterparties advised the Company that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase the ADSs and/or enter into various derivative transactions with respect to the Company’s ADSs concurrently with, or shortly after, the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the Notes at that time. If any such capped call transaction fails to become effective, whether or not the Notes Offering is completed, the Option Counterparty party thereto may unwind its hedge positions with respect to the ADSs, which could adversely affect the value of the ADSs and, if the Notes have been issued, the value of the Notes.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs and/or by purchasing or selling the ADSs or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of each series of the Notes. The Option Counterparties may engage in such activity during any observation period relating to a conversion of each series of the Notes. This activity could also cause or avoid an increase or a decrease in the market price of the ADSs or the Notes, which could affect noteholders’ ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ADSs and the value of the consideration that noteholders will receive upon conversion of such Notes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes, and there can be no assurance that any of the offerings will be completed.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY owns YY Live, a leading live streaming social media platform in China and Huya, a leading game live streaming platform in China. In addition, YY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech-driven social media company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside of China; Like, a leading global short form video social platform; IMO, a global video communication platform, and other social applications. YY has created an online community for global video and live streaming users. YY Inc. was listed on the Nasdaq in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; expected changes in the revenue and certain cost or expense items; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to retain, increase, and monetize the user base; competition from companies in a number of industries; use of proceeds of this offering; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Matthew Zhao

  Tel: +86 (20) 8212-0000

  Email: IR@YY.com

ICR, Inc.

Jack Wang

  Tel: +1 (646) 915-1611

  Email: IR@YY.com